Exhibit 4.40

AMENDMENT AGREEMENT

As of March 30, 2011

This Amendment Agreement (this “Agreement”) is entered into by and between IASO Pharma Inc., a Delaware corporation (the “Company”), and Timothy Hofer (“Holder”) and amends the warrant to purchase shares of the Company’s common stock, dated as of May 16, 2010, as amended as of September 16, 2010 and December 22, 2010, issued by the Company to Holder (the “Warrant”).

RECITALS

WHEREAS, pursuant to the terms of the Warrant, the Exercise Period (as defined in the Warrant) is scheduled to commence on March 31, 2011 if a Qualified Financing (as defined in the Warrant) does not occur by such date; and

WHEREAS, the Holder and the Company desire to amend the Warrant to extend the deadline for completing a Qualified Financing and delay the commencement of the Exercise Period until September 30, 2011 on the terms set forth herein;

NOW, THEREFORE, the parties agree as follows:

1.

Amendment.  The first paragraph of the Warrant is hereby amended to replace references to “March 31, 2011” in the first and third sentences thereof with “September 30, 2011.”

2.

Miscellaneous

(a)

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

(b)

This Agreement shall be governed by the law of the State of New York without giving effect to any principles or conflicts of law.

(d)

Except as expressly amended hereby, the terms of the Warrant shall remain in full force and effect.

(e)

Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(f)

Existing references to the Warrant are henceforth deemed references to the Warrant as amended by this Agreement.

(g)

If any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

(h)

The headings contained in this Agreement are for reference purposes only and shall not be deemed to be part of the Agreement or to affect the meaning or interpretation of this Agreement.

(i)

All of the terms and provisions of this Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

(j)

This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person or entity.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

IASO PHARMA INC.

By:	/s/ Matthew A. Wikler
Name:	Matthew A. Wikler, M.D.
Title:	President and CEO

HOLDER

/s/ Timothy M. Hofer
Timothy M. Hofer

Amendment Agreement Signature Page